SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                           SIGMA-ALDRICH CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   826552 10 1
                                 (CUSIP Number)


   Check the following box if a fee is being paid with this statement / /.
   (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1d          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Alfred R. Bader (###-##-####)

     2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)  / /
                                                                  (b)  / /


     3           SEC USE ONLY



     4           CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States

                      5  SOLE VOTING POWER
       NUMBER OF
                         2,883,030
        SHARES

                      6  SHARED VOTING POWER
     BENEFICIALLY

                         -0-
       OWNED BY

         EACH
                      7  SOLE DISPOSITIVE POWER
       REPORTING
                         2,883,030
        PERSON
                     8   SHARED DISPOSITIVE POWER
         WITH
                         -0-


    9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                 2,883,030


    10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                 CERTAIN SHARES*                                       / /

                 N/A

    11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 5.79%


    12           TYPE OF REPORTING PERSON*

                 IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1(a).     Name of Issuer:

                  Sigma-Aldrich Corporation


   Item 1(b).     Address of Issuer's Principal Executive Offices:

                  3050 Spruce Street
                  St. Louis, Missouri  63103


   Item 2(a).     Name of Person Filing:

                  Alfred R. Bader


   Item 2(b).     Address of Principal Business Office or, if none,
                  Residence:

                  2961 North Shepard Avenue
                  Milwaukee, Wisconsin  53211


   Item 2(c).     Citizenship:

                  United States


   Item 2(d).     Title of Class or Securities:

                  Common Stock


   Item 2(e).     CUSIP Number:

                  826552 10 1


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable.

   Item 4. Ownership (as of the date of filing of this Amendment to Schedule 13G):

                  (a)  Amount Beneficially Owned:

                       2,883,030

                  (b)  Percent of Class:

                       5.79%

                  (c)  Number of shares as to which such person has:

                       (i)  sole power to vote or to direct the vote:

                                 2,883,030 Shares

                       (ii) shared power to vote or to direct the vote:

                                 -0- Shares

                       (iii) sole power to dispose or to direct the disposition of:

                                 2,883,030 Shares

                       (iv) shared power to dispose or to direct the
                            disposition of:

                                 -0- Shares


   Item 5.   Ownership of Five Percent or Less of a Class:

             Not applicable


   Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

             Not applicable


   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
             Company:

             Not applicable


   Item 8.   Identification and Classification of Members of the Group:

             Not applicable


   Item 9.   Notice of Dissolution of Group:

             Not applicable


   Item 10.  Certification:

             By signing below I certify that, to the best of my knowledge and belief, there are no other changes or amendments to Schedule 13G and that the information set forth in this statement is true, complete and correct.



   February 11, 1994
   Date



   ALFRED R. BADER
   Signature

   Alfred R. Bader
   Name